UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Baker Bros. Advisors, LLC
13-4093645

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

		SOLE VOTING POWER
	7
NUMBER OF		9,223,182

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		9,223,182

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
9,223,182

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
34.7% (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IA

(1) Based on 26,616,818 shares of the Issuer’s common stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013.

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Felix J. Baker

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States

		SOLE VOTING POWER
	7
NUMBER OF		9,398,313(1)

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		9,398,313(1)

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
9,398,313(1)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
35.3% (1)(2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN, HC

(1) Includes 31,169 shares of common stock underlying options issued to Felix J. Baker.

(2) Based on 26,616,818 shares of the Issuer’s common stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013. Assumes the exercise of options to purchase 31,169 shares of common stock issued to Felix J. Baker.

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Julian C. Baker

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States

		SOLE VOTING POWER
	7
NUMBER OF		9,388,664(1)

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		9,388,664(1)

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
9,388,664(1)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
35.3% (1)(2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN, HC

(1) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker.

(2) Based on 26,616,818 shares of the Issuer’s common stock outstanding according to information obtained from the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013. Assumes the exercise of options to purchase 21,000 shares of common stock issued to Julian C. Baker.

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
FBB Associates
13-3843860

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
New York

		SOLE VOTING POWER
	7
NUMBER OF		143,462

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		143,462

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
143,462

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0.5% (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
OO

(1) Based on 26,616,818 shares of the Issuer’s common stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

On January 3, 2013, Synageva BioPharma Corp. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 2,150,000 shares of the Issuer’s common stock at a price to the public of $47.53 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 322,500 shares of common stock to cover overallotments, if any. The Offering closed on July 9, 2013.

Pursuant to the Offering, on January 4, 2013, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 14159, L.P. (“14159”) purchased 839,621, and 20,099 shares of the Issuer’s common stock, respectively, at the offering price of $47.53 per share, totaling 859,720 shares in the aggregate. Each of Life Sciences and 14159 purchased the shares of the Issuer’s commons stock with their working capital.

The reporting persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the reporting persons or their affiliates may acquire additional securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the shares of common stock and/or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the reporting persons may deem material to its investment decision.

Except as set forth herein or in the previous amendment to this Schedule 13D, as the case may be, the reporting persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Such information is based upon 26,616,818 shares of the Issuer’s common stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the Funds (as defined below) based upon 26,616,818 shares of the Issuer’s common stock outstanding, as reported in the Issuer’s Prospectus Supplement filed with the SEC on January 4, 2013. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.	206,800	0.8%
Baker Bros. Investments, L.P.	165,213	0.6%
Baker Bros. Investments II, L.P.	55,479	0.2%
667, L.P.	1,736,065	6.5%
14159, L.P.	176,920	0.7%
Baker Biotech Fund II(A), L.P.	100,490	0.4%
Baker Brothers Life Sciences, L.P.	6,782,215	25.4%

As previously reported, on April 12, 2012, Life Sciences, 14159, 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), Baker Biotech Fund II(A), L.P. (“Baker Biotech”) and Baker Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments, Baker Bros. Investments II and Baker Biotech, the “Funds”), the Adviser and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management-based fee that does not confer any pecuniary interest.

By virtue of the Management Agreement, the Adviser and Felix J. Baker and Julian C. Baker, solely as principals of the Adviser, may be deemed to be beneficial owners of shares owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of shares owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares. The Adviser, Julian C. Baker and Felix J. Baker each disclaims beneficial ownership of the securities held by each of the Funds and Julian C. Baker and Felix J. Baker each disclaims beneficial ownership of the securities held by FBB Associates, and this Amendment No. 6 shall not be deemed an admission that the Adviser, Julian C. Baker or Felix J. Baker are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

Felix J. Baker is a director of the Issuer.

(c)

The disclosure from Item 4 above is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, as amended, none of the reporting persons have effected any other transactions in securities of the Issuer during the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

In connection with the Underwriting Agreement, Felix J. Baker and Stephen R. Biggar, a representative of the reporting persons and the Funds, each directors of the Issuer, entered into Lock-up Letter Agreements, dated January 2, 2013 (the “Lock-up Agreements”). Pursuant to the Lock-up Agreements, Felix J. Baker and Stephen R. Biggar agreed that, without the prior written consent of the Underwriters, they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any other securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, subject to certain exceptions set forth in the Lock-up Agreements, for 90 days after the date of the final prospectus supplement relating to the Offer, which was dated January 4, 2013 (the “Restricted Period”). In addition, Felix J. Baker and Stephen R. Biggar agreed that, without the prior written consent of the Underwriters, they will not during the Restricted Period make any demand for or exercise any right with respect to, the registration of any shares of the common stock or any security convertible into or exercisable or exchangeable for common stock. For purposes of the Lock-Up Agreements, “owned” means common stock which Felix J. Baker and Stephen R. Biggar beneficially own, expressly excluding common stock owned by 14159, 667, Baker Biotech, Baker Bros. Investments, Baker Brothers Investments II, Life Sciences, Baker Tisch and Julian C. Baker.

The summary of the Lock-up Agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to such agreements, a form of which is filed as Exhibit 10.1.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

10.1	Form of Lock-up Letter Agreement.

99.1	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2013

BAKER BROS. ADVISORS, LLC
By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

FBB Associates
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner